101 JFK Parkway Short Hills, NJ 07078-2708 973.912.7100 973.912.7199 fax www.sonnenschein.com

Jeffrey A. Baumel
973.912.7189
jbaumel@sonnenschein.com

April 15, 2009

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop 3561 Washington, DC 20549-3561

Attn:	Tia Jenkins

Re:	American CareSource Holdings, Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Filed on March 31, 2008 File No. 001-33094

Dear Ms. Jenkins:

This letter restates in its entirety, for purposes of filing with Edgar, the response provided supplementally by American CareSource Holdings, Inc. (the “Company”) to the staff (the “Staff”) of the Securities and Exchange Commission via fax on March 26, 2009.  The supplemental response was provided in response to the Staff’s comment letter dated March 25, 2009 (the “SEC Letter”), concerning the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2007.  For your convenience, we have reproduced below in italics the Staff’s comments from the SEC Letter and have provided the Company’s responses immediately below each comment. The headings and numbered paragraphs below correspond to the headings and paragraph numbers in the SEC Letter.  Where appropriate, the Company’s responses also note that the Company has provided disclosure in response to the applicable comment in its annual report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”), which was filed by the Company on March 31, 2009.  In addition, this letter provides responses of the Company to requests for clarification made by the Staff during two telephone conversations subsequent to the date of the SEC Letter.

Brussels   Charlotte   Chicago   Dallas   Kansas City   Los Angeles   New York   Phoenix   St. Louis

San Francisco   Short Hills, N.J.   Silicon Valley   Washington, D.C.   West Palm Beach

United States Securities and Exchange Commission
Division of Corporation Finance
April 15, 2009

SEC Letter
Form 10-K for Fiscal Year Ended December 31, 2007

1.
We have reconsidered your presentation of revenues and cost of revenues on a gross basis, and we will not object to your gross presentation provided you incorporate the following disclosures in your Form 10-K for the fiscal year ended December 31, 2008:

a.	On the face of your consolidated statements of operations, please report the costs of revenues related to payments to ancillary healthcare service providers separately from other costs of revenues.

Company Response

Please see Attachment 1 for the proposed presentation on the face of the Consolidated Statements of Operations.  In addition, the Company notes that changes consistent with the proposed presentation were made on the face of the Consolidated Statements of Operations in the 2008 Form 10-K.

b.
We note from your revenue recognition policy within your consolidated financial statements that you act as a principal when settling claims for service providers.  Please expand your policy footnote to disclose that you are a principal in the provision of healthcare services from the perspective of the client payors.

Company Response

Please see Attachment 2 for the proposed portion of footnote 1 to the Company’s financial statements relating to revenue recognition.  In addition, the Company notes that changes consistent with the proposed revised disclosure were made to this footnote in the 2008 Form 10-K.

c.
Please expand your discussion and analysis of your revenue recognition policy within critical accounting policies to state that you believe you are the primary obligor for the provision of ancillary healthcare services from the perspective of your client payors and the basis for that conclusion.  In addition, we believe your disclosure should provide insights into the judgments made by management as it relates to your revenue recognition policy.  Therefore, please revise your disclosure to explain how you have analyzed and weighted the indicators in EITF 99-19 as it relates to your role in the provision of ancillary healthcare services.  Finally, please also include disclosure that allows readers to understand the impact that net reporting would have on your income statement.

United States Securities and Exchange Commission
Division of Corporation Finance
April 15, 2009

Company Response

Please see Attachment 2 for the expanded discussion in footnote 1 relating to the Company’s revenue recognition policy.  In addition, the Company notes that changes consistent with the proposed revised disclosure were made in the Management’s Discussion and Analysis section in the 2008 Form 10-K.

d.	Discuss and analyze the costs of revenues related to payments to ancillary healthcare service providers separate from other costs of revenues within your discussion of your results of operations.

Company Response

Please see Attachment 3 for the excerpt from the Management’s Discussion and Analysis section of the Form 10-K relating to costs of revenue.  In addition, the Company notes that changes consistent with the proposed revised disclosure were made in the Management’s Discussion and Analysis section in the 2008 Form 10-K.

e.	Include in your description of your business a flowchart of the ACS Business Model that indicates the flow of services, claims and payments between the parties within your arrangement.

Company Response

Please see Attachment 4 for the excerpt from the Business section of the Form 10-K which includes the flowchart.  In addition, the Company notes that changes consistent with the proposed additional disclosure were made in the Business section in the 2008 Form 10-K.

Supplemental Staff Comments and Company Responses

(i)
Following a conversation between representatives of the Company and the Staff on March 30, 2008, the Company made additional revisions to the language provided in Attachment 2, which revisions are shown in Attachment 5 (supplement) to this letter.  These revisions were included in the 2008 Form 10-K.  The two additional revisions to the draft language provided to the Staff supplementally on March 26, 2009 include (i) reference to general inventory risk as a factor considered under EITF 99-19 with respect to revenue recognition and (ii) reference in the footnotes to the financial statements to the relative weight of payments to providers as the largest component of costs of revenues for the Company.

United States Securities and Exchange Commission
Division of Corporation Finance
April 15, 2009

(ii)
During the second conversation between representatives of the Company and the Staff held on April 1, 2009, the Staff expressed its view that the disclosure the Company added to the 2008 Form 10-K with respect to general inventory risk under EITF 99-19 should be revised in future filings to indicate that the Company does not have general inventory risk and, therefore, this factor should be noted as one of the factors that would support net reporting, as compared to the other factors cited by the Company that support the Company’s choice of gross reporting.  The Company undertakes to provide such disclosure in its future filings.

In addition, the Staff reiterated its previous request that the Company expand its footnote disclose to state that the Company is a principal in the provision of healthcare services from the perspective of the client payors.  During the conversation, the Staff indicated that its concern in this regard was that a reader may not understand the relationship between the revenue recognition and EITF 99-19 discussion and the Company’s particular situation.  After consideration of this issue, the Company believes that the disclosure included in the 2008 Form 10-K (and, in particular, Management’s Discussion and Analysis and the footnotes to the financial statements) adequately describes the Company’s revenue recognition policy and its reasons for choosing gross reporting and makes clear the reasons why EITF 99-19 is relevant to the Company.  In particular, the Company notes the language included in both Management’s Discussion and Analysis and the footnotes to the financial statements that: “Following are the key indicators that support the Company’s conclusion that it acts as a principal under EITF No. 99-19 when settling claims for service providers through its contracted service provider network…” (emphasis added).

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (973) 912-7189 or Roland S. Chase at (973) 912-7179.

Sincerely,

/s/ Jeffrey A. Baumel
Jeffrey A. Baumel
Partner

cc:	Mr. Steve Lo
Mr. Ryan Milne
David Boone, Chief Executive Officer, American CareSource Holdings, Inc.
Steve Armond, Chief Financial Officer, American CareSource Holdings, Inc.
Doug Roozeboom, RSM McGladrey Inc.

Attachment 1

AMERICAN CARESOURCE HOLDINGS, INC. CONSOLIDATED STATEMENTS OF OPERATIONS For the years ended December 31
	2008	2007

Net revenues	$58,288,775	$23,487,911
Cost of revenues:
Provider payments	42,602,808	17,205,652
Administrative fees	3,395,085	1,250,386
Fixed costs	3,255,140	2,145,562
Total cost of revenues	49,253,033	20,601,600

Contribution margin	9,035,742	2,886,311

Selling, general and administrative expenses	5,094,580	3,754,175
Depreciation and amortization	415,459	328,839
Total operating expenses	5,510,039	4,083,014

Operating income (loss)	3,525,703	(1,196,703)

Interest income	182,976	200,719
Interest expense	(4,883)	(10,700)
Debt issuance costs	-	(46,300)
Total interest income (expense), net	178,093	143,719

Income (loss) before income taxes	3,703,796	(1,052,984)
Income tax provision	65,333	(232,754)
Net income (loss)	$3,638,463	$(820,230)

Earnings (loss) per common share:
Basic	$0.24	$(0.06)
Diluted	$0.21	$(0.06)

Basic weighted average common shares outstanding	15,083,827	14,546,796
Diluted weighted average common shares outstanding	17,735,576	14,546,796

See accompanying notes.

Attachment 2

NOTE 1.                 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company recognizes revenue on the services that it provides, which includes (i) providing payor clients with a comprehensive network of ancillary healthcare providers, (ii) providing claims management, reporting, processing and payment services, (iii) providing network/need analysis to assess the benefits to payor clients of adding what additional/different service providers to the client-specific provider networks and (iv) providing credentialing of network services providers for inclusion in the client payor-specific provider networks. Revenue is recognized when services are delivered, which occurs after processed claims are billed to the client payors and collections are reasonably assured.  The Company estimates revenues and costs of revenues using average historical collection rates and average historical margins earned on claims.  Periodically, revenues are adjusted to reflect actual cash collections so that revenues recognized accurately reflect cash collected.

The Company presents its revenues in accordance with EITF No. 99-19 "Reporting Gross Revenue as a Principal vs. Net as an Agent" (EITF 99-19), which requires the determination of whether the Company is acting as a principal or an agent in the fulfillment of the services rendered.  After careful evaluation of the key indicators detailed in EITF No. 99-19, the Company acknowledges that while the determination of gross versus net reporting is highly judgmental in nature, the Company has concluded that its circumstances are most consistent with those key indicators that support gross revenue reporting.

Following are the key indicators that support the Company’s conclusion that it acts as a principal under EITF No. 99-19 when settling claims for service providers through its contracted service provider network:

•
The Company is the primary obligor in the arrangement.  The Company has assessed its role as primary obligor as a strong indicator of gross reporting as described in EITF No. 99-19.  The Company believes that it is the primary obligor in its transactions because it is responsible for providing the services desired by its client payors.  The Company has distinct, separately negotiated contractual relationships with its client payors and with the ancillary health care providers in its networks.  The Company does not negotiate “on behalf of” its client payors and does not hold itself out as the agent of the client payors when negotiating the terms of the Company’s ancillary healthcare service provider agreements.  The Company’s agreements contractually prohibit client payors and service providers to enter into direct contractual relationships with one another.  The client payors have no control over the terms of the Company’s agreements with the service providers.  In executing transactions, the Company assumes key performance-related risks.  The client payors hold the Company responsible for fulfillment, as the provider, of all of the services the client payors are entitled to under their contracts; client payors do not look to the service providers for fulfillment.  In addition, the Company bears the pricing/margin risk as the principal in the transactions.  Because the contracts with the client payors and service providers are separately negotiated, the Company has complete discretion in negotiating both the prices it charges its client payors and the financial terms of its agreements with the service providers.  Since the Company’s profit is the spread between the amounts received from the client payors and the amount paid to the service providers, it bears significant pricing/margin risk.  There is no guaranteed mark-up payable to the Company on the amount the Company has contracted.  Thus, the Company bears the risk that amounts paid to the service provider will be greater than the amounts received from the client payors, resulting in a loss or negative claim.

•
The Company has latitude in establishing pricing.  As stated above, the Company has complete latitude in negotiating the price to be paid to the Company by each client payor and the price to be paid to each contracted service provider.  This type of pricing latitude indicates that the Company has the risks and rewards normally attributed to a principal in the transactions.

•
The Company changes the product or performs part of the services.  The Company provides the benefits associated with the relationships it builds with the client payors and the services providers.  While the parties could deal with each other directly, the client payors would not have the benefit of the Company’s experience and expertise in assembling a comprehensive network of service providers, in claims management, reporting and processing and payment services, in performing network/needs analysis to assess the benefits to client payors of adding additional/different service providers to the client payor-specific provider networks, and in credentialing network service providers.

•
The Company has discretion in supplier selection.  The Company has complete discretion in supplier selection.  One of the key factors considered by client payors who engage the Company is to have the Company undertake the responsibility for identifying, qualifying, contracting with and managing the relationships with the ancillary healthcare service providers.  As part of the contractual arrangement between the Company and its client payors, the payors identify their obligations to their respective covered persons and then work with the Company to determine the types of ancillary healthcare services required in order for the payors to meet their obligations.  The Company may select the providers and contract with them to provide services at its discretion.

•
The Company is involved in the determination of product or service specifications.  The Company works with its client payors to determine the types of ancillary healthcare services required in order for the payors to meet their obligations to their respective covered persons.  In some respects, the Company is customizing the product through its efforts and ability to assemble a comprehensive network of providers for its customers that is tailored to each client payor’s specific needs.  In addition, as part of its claims processing and payment services, the Company works with the client payors, on the one hand, and the providers, on the other, to set claims review, management and payment specifications.

•
The supplier (and not the Company) has credit risk.  The Company believes it has some level of credit risk, but that risk is mitigated because the Company does not remit payment to providers unless and until it has received payment from the relevant client payors following the Company’s processing of a claim.

•	The amount that the Company earns is not fixed. The Company does not earn a fixed amount per transaction nor does it realize a per person per month charge for its services.

If the Company were to report its revenues net of provider payments rather than on a gross reporting basis, for the years ended December 31, 2008 and December 31, 2007, its net revenues would have been $15,685,967 and $6,282,260, respectively.

Attachment 3

Cost of Revenues and Contribution Margin

The following table sets forth a comparison of the key components of our cost of revenues, for the years ended December 31:

Cost of revenues is comprised of payments to our providers, administrative fees paid to our client payors for converting claims to electronic data interchange and routing them to both the Company for processing and to their payors for payment, and the fixed costs of our network development and claims administration organizations.  Payments to providers is the largest component of our cost of revenues and it consists of our payments for ancillary care services in accordance with contracts negotiated separately with providers for specific ancillary services.  In 2008, cost of revenues related to payments to providers increased as compared to 2007 as a result of increased claims volume and increased revenues, and the fluctuation in the mix of types of services provided by the Company.  Payments made to providers as a percent of net revenues were 73.1% during 2008 and 73.3% during 2007.  The increase in administration fees was due to increased claim volume as a result of expanded relationships with existing clients.  Fixed costs increased due to increased salaries and benefits related to headcount additions and the implementation of an employee incentive plan in early 2008 and increased costs associated with software development and infrastructure expansion.  The software development and infrastructure expansion includes enhancements to our internal billing and collection systems which allow us to more effectively and efficiently provide services to our client payors.

Attachment 4

Our Model

The Company’s business model, illustrating the relationships among the persons involved, directly or indirectly, in the Company’s business and its generation of revenue and expenses is depicted below:

Attachment 5

Provider Payments

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Property and Equipment, Net

Property and equipment are recorded at original cost and increased by the cost of any significant improvements after purchase. The Company expenses maintenance and repairs when incurred. Depreciation and amortization is calculated using the straight-line method over the shorter of the asset's estimated useful life or the term of the lease in the case of leasehold improvements. For income tax purposes, the Company uses accelerated depreciation methods as allowed by tax laws.

Research and Development

Research and development costs are expensed as incurred. The Company capitalizes costs associated with internal software development in accordance with SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". During 2008, we capitalized $492,185 of internally developed software costs. Those costs are amortized over a useful life of 5-years.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred taxes arise because of different treatment between financial statement accounting and tax accounting, known as "temporary differences". The Company records the tax effect of these temporary differences as "deferred tax assets" (generally items that can be used as a tax deduction of credit in the future periods) and "deferred tax liabilities" (generally items that we received a tax deduction for, which have not yet been recorded in the income statement). The deferred tax assets and liabilities are measured using enacted tax rules and laws that are expected to be in effect when the temporary differences are expected to be recovered or settled. A valuation allowance would be established to reduce deferred tax assets if it is likely that a deferred tax assets if it is likely that a deferred tax asset will not be realized.

Stock Compensation

The Company records all share-based payments to employees in the financial statements based on their estimated fair values in accordance with Statement Financial Accounting Standards ("SFAS") No. 123 (Revised 2004). Additional information about the Company's share-based payment plan is presented in Note 6.

Segment and Related Information

The Company uses the "management approach" for reporting information about segments in annual and interim financial statements in accordance with SFAS No. 131, "Disclosures about Segments

F-9